UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                         GENERAL HOST CORPORATION
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 per Share
                      (Title of Class of Securities)

                                370064-10-7
                              (CUSIP Number)

                            J. Rodney Lawrence
                           Senior Vice President
                           Pier 1 Imports, Inc.
                      301 Commerce Street, Suite 600
                          Fort Worth, Texas 76102
                              (817) 878-8000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 15, 1994
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following pages(s))
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                               SCHEDULE 13D

CUSIP No. 370064-10-7
_______________________________________________________________________________
1.   Name of Reporting Person:

     Pier 1 Imports, Inc.
_______________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group:           (a) [  ]
                                                                 (b) [  ]
_______________________________________________________________________________
3.   SEC Use Only
_______________________________________________________________________________

4.   Source of Funds:  00 - Exchange of Securities
_______________________________________________________________________________
5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):                         [  ]
_______________________________________________________________________________

6.   Citizenship or Place of Organization:  Delaware
_______________________________________________________________________________

               7.   Sole Voting Power:  0
Number of      ________________________________________________________________
Shares
Beneficially   8.   Shared Voting Power:  2,037,000
Owned By       ________________________________________________________________
Each
Reporting      9.   Sole Dispositive Power:  0
Person         ________________________________________________________________
With
               10.  Shared Dispositive Power:  0
_______________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,037,000
_______________________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:                                             [  ]
_______________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11):

     9.7%
_______________________________________________________________________________

14.  Type of Reporting Person:  CO
_______________________________________________________________________________
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     The Statement on Schedule 13D filed by Pier 1 Imports, Inc., dated April
8, 1993, and amended by Amendment No. 1, dated May 5, 1993, is hereby restated and amended as set forth below. Item 2 below is amended as of the date hereof and does not include a restatement of the original filing.
                     ________________________________

Item 1.  SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value of $1.00 per share (the "Common Stock"), of General Host Corporation (the "Issuer"). The principal executive officers of the Issuer are located at 6501 East Nevada, Detroit, Michigan 48234.

Item 2.  IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is filed by Pier 1 Imports, Inc., a Delaware corporation ("Pier 1").

     (a) - (c) Pier 1's principal business is the ownership and operation of a chain of specialty retail stores in the United States and Canada that sell a wide variety of wicker and rattan furniture, decorative home furnishings, accessories and other specialty items for the home and distinctive casual clothing and fashion accessories. The principal business address of Pier 1, which also serves as its principal office, is 301 Commerce Street, Suite 600, Fort Worth, Texas 76102. The name, business address, and present principal occupation or employment of each director, executive officer and controlling person of Pier 1 are as follows:

Name and Business Address          Principal Occupation or Employment
- -------------------------          ----------------------------------

Clark A. Johnson                   Chairman of the Board and
301 Commerce Street, Suite 600            Chief Executive Officer of Pier 1
Fort Worth, Texas 76102

Charles R. Scott                   Investor; Retired CEO
365 King Rd., N.W.
Atlanta, Georgia  30242

Marvin J. Girouard                 President and Chief Operating
301 Commerce Street, Suite 600            Officer of Pier 1
Fort Worth, Texas 76102

Sally F. McKenzie                  Civic Leader
4517 Beverly Drive
Dallas, Texas  75205

James M. Hoak, Jr.                 Chairman of the Board of
One Galleria Tower                   Heritage Media Corporation
13355 Noel Road, Suite 1500
Dallas, Texas  75240

Martin L. Berman                   Managing Director of Smith Barney Inc.
1345 Avenue of the Americas
New York, New York, 10105

Robert G. Herndon                  Executive Vice President and
301 Commerce Street, Suite 600            Chief Financial Officer of Pier 1
Fort Worth, Texas  76102

J. Rodney Lawrence                 Senior Vice President and
301 Commerce Street, Suite 600            General Counsel of Pier 1
Fort Worth, Texas  76102

E. Mitchell Weatherly              Senior Vice President,
301 Commerce Street, Suite 600            Human Resources of Pier 1
Fort Worth, Texas  76102

Charles H. Turner                  Senior Vice President,
301 Commerce Street, Suite 600            Stores of Pier 1
Fort Worth, Texas  76102

Phil E. Schneider                  Senior Vice President,
301 Commerce Street, Suite 600            Marketing of Pier 1
Fort Worth, Texas  76102

Perry R. McNeely                   Senior Vice President,
301 Commerce Street, Suite 600            Logistics of Pier 1
Fort Worth, Texas  76102

Adrian G. Long                     Senior Vice President,
301 Commerce Street, Suite 600            Merchandizing of Pier 1
Fort Worth, Texas  76102

     Heritage Media Corporation provides broadcasting and retail in-store marketing services. The principal address of Heritage Media Corporation, which also serves as its principal office, is One Galleria Tower, 12355 Noel Road, Suite 1500, Dallas, Texas 75240.

     Smith Barney Inc. engages in investment banking services and securities brokerage activities. The principal address of Smith Barney Inc., which also serves as its principal office, is 1345 Avenue of the Americas, New York, New York 10105.

     (d) - (e) During the last five years, neither Pier 1, nor to the best of Pier 1's knowledge, any director or executive officer of Pier 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best of Pier 1's knowledge, all of the directors and executive officers of Pier 1 are citizens of the United States of America except Adrian
G. Long who is a citizen of the United Kingdom.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by Pier 1 to purchase 1,940,000 shares of Common Stock reported herein were 4,200,000 shares of the common stock, par value of $0.01 per share, of Sunbelt Nursery Group, Inc. ("Sunbelt") owned by Pier 1 (the "Sunbelt Shares"). In March 1994, the Issuer paid a 5% stock dividend on the shares of Common Stock, bringing Pier 1's holdings to an aggregate of 2,037,000 shares of Common Stock.

Item 4.  PURPOSE OF TRANSACTION.

     Pier 1 acquired the shares of Common Stock reported herein for investment purposes. Depending on market conditions and other factors, Pier 1 may, consistent with the restrictions contained in the Stock Purchase Agreement, purchase or sell additional shares of Common Stock in the open market or in private transactions on such terms and at such times as it considers desirable.

     At April 2, 1993, Pier 1, the Issuer and SNG Acquisition Company, Inc., a wholly owned subsidiary of the Issuer (the "Purchaser"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"). The following summary of certain provisions of the Stock Purchase Agreement, the Registration Rights Agreement entered into at the closing under the Stock Purchase Agreement and the form of which is attached as Exhibit A to the Stock Purchase Agreement (the "Registration Rights Agreement"), and the Security and Pledge Agreement entered into at the closing under the Stock Purchase Agreement and the form of which is attached as Exhibit B to the Stock Purchase Agreement (the "Security Agreement"), does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, the Registration Rights Agreement and the Security Agreement, each of which is incorporated herein by reference.

     Pursuant to the Stock Purchase Agreement, Pier 1 agreed to sell to the Purchaser the Sunbelt Shares in exchange for the shares of the Common Stock reported herein. The Stock Purchase Agreement provides, among other things, that Pier 1 (i) will not, without the consent of the Issuer, acquire additional shares of Common Stock such that Pier 1 (including all of its affiliates, associates or groups of which it is a member) would own 10% or more of the outstanding shares of Common Stock, (ii) will sell the shares of Common Stock reported herein in increments of no more than 250,000 to any one person or affiliated group, (iii) will vote its shares of Common Stock in accordance with the Issuer's directions, (iv) until the first anniversary of the closing under the Stock Purchase Agreement, in consideration for an annual facility fee from Sunbelt of $60,000, will assure the availability to Sunbelt of revolving credit facilities aggregating $12,000,000 at the same interest rate formula then available to Sunbelt and (v) until the third anniversary of the closing under the Stock Purchase Agreement, to the extent available to Pier 1, make available to Sunbelt a $25,000,000 non-revolving pool within Pier 1's existing real estate financing facility to provide short-term financing for Sunbelt store development in consideration for various payments and guarantees by Sunbelt and the Purchaser, respectively. The Purchaser pledged 4,200,000 Sunbelt Shares to Pier 1 to secure the Purchaser's guarantee of Sunbelt's obligations under such financing provided by Pier 1. The Stock Purchase Agreement contains customary representations and warranties and indemnities generally limited to $5,000,000.

     At the closing under the Stock Purchase Agreement, Pier 1 and the Issuer entered into the Registration Rights Agreement, which generally provides that Pier 1 and permitted transferees will be entitled to three demand registrations with respect to the shares of Common Stock reported herein (in increments of at least 250,000 shares) during the three-year period beginning July 1, 1993 and ending June 30, 1996, and to participate in other registrations of the Company subject to the terms and conditions set forth therein. The Registration Rights Agreement contains other customary provisions, including mutual indemnities.

     The closing under the Stock Purchase Agreement was subject to certain conditions, including (i) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended the "H-S-R Act"), (ii) no material adverse change affecting Sunbelt or the Issuer, (iii) the resignation of two Sunbelt directors and the election of four Issuer designees to the Sunbelt Board of Directors and (iv) Sunbelt's Board of Directors' having approved the transaction contemplated by the Stock Purchase Agreement resulting in the Issuer's and the Purchaser's having become interested stockholders of the Company within the meaning of Delaware General Corporation Law Section 203.

     Subject to specified exceptions, the Stock Purchase Agreement was terminable by any party thereto, if the closing failed to occur on or before April 23,1993, or, if the closing could not occur by such date because of a request for additional information by the Department of Justice or the Federal Trade Commission under the H-S-R Act, on or before May 21, 1993.

     On April 28, 1993, Pier 1, the Issuer and the Purchaser completed the transactions under the Stock Purchase Agreement and entered into an agreement relating to the closing.

                               *  *  *  *  *

     At December 15, 1994, Pier 1 issued $12,500,000 aggregate principal amount of 8-1/2% Exchangeable Debentures due December 1, 2000 (the "Debentures"). The Debentures are exchangeable into the Common Stock reported herein either at maturity or prior to maturity through optional or mandatory exchange.

     Pier 1 issued the Debentures under an Indenture dated December 8, 1994, between Pier 1 and Texas Commerce Bank National Association, as Trustee (the "Indenture"), a copy of which is attached hereto as Exhibit 99.3. The following description of the Debentures and the Indenture does not purport to be complete and is subject to, and qualified in its entirety, by reference to the Indenture, which is incorporated herein by reference.

     At maturity, the principal amount of the Debentures will be paid by delivery of the shares of Common Stock reported herein at a specified exchange rate together with any other cash, securities and/or other property attributable to such Common Stock. If at any time after December 1, 1997, the closing market price of the Common Stock is equal to or greater than $7.375 for the prior 20 consecutive trading days, the Debentures will be mandatorily exchanged for Common Stock. Pursuant to the terms of the Indenture, the Company has pledged its holdings of the Common Stock reported herein to be held by the Trustee to secure the exchangeability of the Debentures. Under the terms of the Indenture, Pier 1 will not otherwise pledge, mortgage, hypothecate, grant a security interest in or otherwise sell or dispose of the Common Stock reported herein. Pier 1 will deposit with the Trustee for the benefit of Debenture holders upon exchange or at maturity of the Debentures all dividends and other distributions of securities and other property attributable to the Common Stock.

     Pier 1 and the Issuer entered into a new registration agreement to replace the Registration Rights Agreement whereby the Issuer agreed to rescind the restrictions on transfer of Common Stock underlying the Debentures and agreed to file and keep effective a registration statement under the Securities Act of 1933 through April 1996 to enable Debenture holders to exchange Debentures and resell the shares of Common Stock so exchanged.

     Subject to the foregoing, Pier 1 has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Issuer's Quarterly Report on Form 10-Q for the quarter ended November 11, 1994, indicates that 21,092,822 shares of Common Stock were outstanding on December 13, 1994.

     Pier 1 may be deemed to beneficially own, pursuant to Rule 13d-3 under the Exchange Act, 2,037,000 shares of Common Stock which constitute approximately 9.7% of the outstanding Common Stock of the Issuer. Pier 1 disclaims beneficial ownership of the Common Stock reported herein, and the filing of this amended Statement on Schedule 13D shall not be construed as an admission that Pier 1 is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of such Common Stock.

     To the best of Pier 1's knowledge, no director or executive officer of Pier 1 is the beneficial owner of any shares of Common Stock.

          (b) Currently, Pier 1 may be deemed to share the power to vote or direct the vote of 2,037,000 shares of the Common Stock. Pursuant to the Stock Purchase Agreement, the Issuer may direct the manner in which Pier 1 will vote the Common Stock or Pier 1 will give a proxy to the management of the Issuer to vote the Common Stock reported herein as the management of the Issuer desires. Pursuant to the Indenture, Pier 1 has agreed not to sell or transfer the Common Stock other than upon exchange of the Debentures for Common Stock.

          (c) As described more fully in Item 4 hereof, on April 2, 1993, Pier 1 entered into a Stock Purchase Agreement with the Issuer and the Purchaser to acquire 1,940,000 shares of Common Stock, and on April 28, 1993, completed such purchase. On March 18, 1994, the Issuer paid a stock dividend to Pier 1 of 97,000 shares of Common Stock. On December 15, 1994, Pier 1 pledged 2,037,000 shares of Common Stock to secure the exchangeability of the Debentures.

     Except as set forth herein, neither Pier 1 nor, to the best of its knowledge, any director or executive officer of Pier 1 has effected any transactions in shares of Common Stock during the past 60 days.

          (d) Except with respect to the acquisition of shares of Common Stock by Debenture holders pursuant to the exchange of Debentures, to the best of Pier 1's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

          (e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits hereto, there are no contracts, arrangements, understandings or relationships between Pier 1 or, to the best of Pier 1's knowledge, any of its directors or executive officers and any other person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Stock Purchase Agreement, dated as of April 2, 1993, by and among the Issuer, the Purchaser and Pier 1; previously filed.

     99.2 Agreement, dated April 28, 1993, among the Issuer, the Purchaser and Pier 1 relating to the closing of the Stock Purchase Agreement; previously filed.

     99.3 Indenture and exhibits thereto, dated as of December 8, 1994, between Pier 1 and Texas Commerce Bank National Association, as Trustee, relating to the issuance of 8-1/2% Exchangeable Debentures Due 2000.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 4, 1995              PIER 1 IMPORTS, INC.



                                   By: /s/ J. Rodney Lawrence
                                       J. Rodney Lawrence
                                       Senior Vice President
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                               EXHIBIT INDEX


EXHIBIT              DESCRIPTION
- -------              -----------

99.1 Stock Purchase Agreement, dated as of April 2, 1993, by and among the Issuer, the Purchaser and Pier 1; previously filed.

99.2 Agreement, dated April 28, 1993, among the Issuer, the Purchaser and Pier 1 relating to the closing of the Stock Purchase Agreement; previously filed.

99.3 Indenture and exhibits thereto, dated as of December 8, 1994, between Pier 1 and Texas Commerce Bank National Association, as Trustee, relating to the issuance of 8-1/2% Exchangeable Debentures Due 2000.